UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  INFORMATION FILED PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             Date: DECEMBER 7, 2005


                          COVENTURE INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)


                                    DELAWARE
                 (State or other jurisdiction of incorporation)


             000-31539                          98-0231607
       (Commission File No.)                (IRS Employer ID)


                      TANG XING SHU MA BUILDING, SUITE 418
                                 TANG XING ROAD
                              XIAN HIGH TECH AREA
                             XIAN, SHAANXI PROVINCE
                                      CHINA
              (Address of principal executive offices and zip code)


                                 86-29-88323325
              (Registrant's telephone number, including area code)

     On December 6, 2005, Coventure International Inc.("Coventure"), entered into and closed a share purchase agreement with Xian Xilan Natural Gas Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Xilan" or the "Company"), and each of Xilan's shareholders (the "Purchase Agreement"). Pursuant to the Agreement, Coventure acquired all of the issued and outstanding capital stock of Xilan from the Xilan shareholders in exchange for 4,000,000 shares of Coventure common stock. Concurrently with the closing of the Purchase Agreement and as a condition thereof, Coventure entered into an agreement with John Hromyk, its President and Chief Financial Officer, pursuant to which Mr. Hromyk returned 5,971,178 shares of Coventure common stock to Coventure for cancellation. Mr. Hromyk was not compensated in any way for the cancellation of his shares of Coventure Common Stock. Upon completion of the foregoing transactions, Coventure had an aggregate of 5,051,022 shares of common stock issued and outstanding. The shares of common stock issued to the shareholders of Xilan were issued in reliance upon the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

     In connection with the acquisition of Xilan on December 6, 2005, John Hromyk resigned as the sole officer of Coventure and the following executive officers of Xilan were appointed as executive officers of Coventure:

Name                     Title
-------------            -----------------------------
Minqing Lu               Chief Executive Officer
Xiaogang Zhu             Chief Financial Officer
Yuman Chen               Vice President - Marketing
Liangzhong Li            Vice President - Construction

     The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

     1. There is currently one class of voting securities of Coventure entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 5,051,022 shares of common stock outstanding.

     2. The following table sets forth certain information, as of December 7, 2005 with respect to the beneficial ownership of the Company's outstanding common stock following the acquisition of Xilan by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.


                                      Common Stock      Percentage of
Name of Beneficial Owner (1)       Beneficially Owned    Common Stock
----------------------------       ------------------    ------------


Minqing Lu                              173,913              3.4%
Qinan Ji                              1,482,899(2)          29.3%(2)
Bo Chen                                 515,942(3)          10.2%(3)
Yangling Bodisen Biotech
   Development Co, Ltd.                 515,942(3)          10.2%
John Hromyk                                --                 --
Xiang Ji                                364,058              7.2%
Shaohu Jia                              270,145              5.3%
Xian Sunway Technology
    & Industry Co., Ltd                 718,841(2)          14.2%

All officers, directors and
  director nominees as a group        2,172,754(2)(3)       42.9%
(4 persons)



(1) Except as otherwise indicated, the address of each beneficial owner is c/o Xian Xilan Natural Gas Co., Ltd., Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province, China.

(2) Of which 718,841 shares are owned by Xian Sunway Technology & Industry Co., Ltd. ("Sunway"). Qinan Ji owns 42.1% of Xian Sunway and may be deemed to beneficially own such shares.

(3) Of which 515,942 shares are owned by Yangling Bodisen Biotech Development Co, Ltd. ("Bodisen"). Mr. Chen is President, a member of the Board of Directors and a 23% stockholder of Bodisen and may be deemed to beneficially own such shares.


     3. There are no arrangements, known to Coventure, including any pledge by any person of securities of Coventure, the operation of which may at a subsequent date result in a change in control of Coventure other than in connection with the share exchange described above.

     4. The transaction referred to herein occurred since the beginning of its last fiscal year. The names of the persons who will acquire control are:


                                              Common Stock      Percentage of
            Name of Beneficial Owner       Beneficially Owned    Common Stock
            ------------------------       ------------------    ------------

Minqing Lu                                      173,913              3.4%
Qinan Ji                                      1,482,899(1)          29.3%(1)
Bo Chen                                         515,942(2)          10.2%(2)
Yangling Bodisen Biotech
   Development Co, Ltd.                         515,942(2)          10.2%
Xian Sunway Technology
    & Industry Co., Ltd                         718,841(1)          14.2%




(1) Of which 718,841 shares are owned by Xian Sunway Technology & Industry Co., Ltd. ("Sunway"). Qinan Ji owns 42.1% of Xian Sunway and may be deemed to beneficially own such shares.

(2) Of which 515,942 shares are owned by Yangling Bodisen Biotech Development Co, Ltd. ("Bodisen"). Mr. Chen is President, a member of the Board of Directors and a 23% stockholder of Bodisen and may be deemed to beneficially own such shares.

     5. No officer, director or affiliate of Coventure, or any owner of 5% or more of the common stock of Coventure, or any associate of any such officer, director, affiliate or Coventure or security holder is a party adverse to Coventure or has a material interest adverse to Coventure.

     6. The following is the business experience during the past five years of each director and executive officer and each director nominee.

CURRENT OFFICER AND DIRECTOR

     JOHN  HROMYK, DIRECTOR

     John Hromyk has been Coventure's sole director since August 30, 2001 and was President and Chief Financial Officer of Coventure from August 30, 2001 through December 6, 2005. From May 1999 to June 2001, he was the sole proprietor of Banded Peak Venture Services, a business development and management-consulting firm located in Calgary, Alberta. Banded Peak Venture Service is presently inactive. For three years prior, he was the founder and president of Hillside Estate Winery Ltd. located in Penticton, British Columbia. Hillside Estate Winery, Ltd. is an established winery which produces a small number of high quality varietal wines which are sold through its wine shop and to specialty stores and restaurants. From June 1985 to April 1996, Mr. Hromyk was a contract magazine publisher for numerous Canadian regional and national periodicals. Educated in Vancouver, British Columbia Mr. Hromyk studied biological sciences from 1980 to 1984 at Vancouver Community College (Langara) and at the University of British Columbia. He also completed a Diploma Program in Business Administration and Marketing from Capilano College in North Vancouver in 1986.

DIRECTOR NOMINEES

QINAN JI, CHAIRMAN OF THE BOARD OF DIRECTORS

     Mr. Ji joined Xilan as the Chairman of the Board of Directors in 2005. In 1996, he founded the Anxian Hotel in Weinan City in Shaanxi Province. In 2001, he formed the Xian Sunway Technology and Industry Co., Ltd. He has more than 20 years experience in the energy and petroleum industries in operational, administrative, management and government relations roles. He received a Bachelor of Economy Management from North West University (Shaanxi).

BO CHEN, VICE CHAIRMAN OF THE BOARD OF DIRECTORS

     Mr. Chen was named Vice Chairman of the Board of Directors of Xilan in October 2005. He is currently the President of Bodisen Biotech, Inc., a publicly listed company on the AMEX (symbol: BBC), and is one of its original founders and stockholders having joined that company in 2000. From August 1997 to August 2001, Mr. Chen was Chief Operations Officer and Chief Technology Officer of Shaanxi Bodisen Chemical Co., Ltd. From July 1994 to December 1997, he was the Chief Executive Officer and President of Yang Ling Shikanglu Chemical Technology Development Co., Ltd. He received his Bachelor of Science degree from Shaanxi Normal College in July 1984.

MINQING LU, CHIEF EXECUTIVE OFFICER, MEMBER OF THE BOARD OF DIRECTORS

     Mr. Lu joined Xilan in February 2005. He is Chief Executive Officer and serves on the Board of Directors. From February 1999 to May 2002, he was the executive director of Beijing Peixinkenu Investment Consultancy Company. From May 2002 to July 2004, he was President of Fenghua Aidi Air Service Company in Beijing. He received a Certificate of Management in July 1994 from Central Party College.

     7. Coventure has not been a party to any transaction since the beginning of Coventure's fiscal year nor is Coventure a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns of record or beneficially more than five percent of Coventure's common stock and any member of the immediate family of any of the foregoing other than as described above.

     8. None of the following have been or are currently indebted to Coventure since the beginning of Coventure's last fiscal year: any director of executive officer of Coventure; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

     9.  Compliance  with Section 16(a) of the Securities Exchange Act of 1934 -
Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish Coventure with copies of all Securities 16(a) forms they filed. Based on a review, John Hromyk, the sole person that constituted Coventure's officers, directors and owners of 10% or more of the outstanding shares of common stock, filed his Forms 3, 4 or 5 with the Securities and Exchange Commission as required. Messrs. Ji, Chen and Lu have not filed their Form 3, but will do so prior to the filing deadline.

     10. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Coventure have had any of the relationships described in Item 404(b) of Reg. S-K.

     11. Coventure does not have any Board committees. There were no meetings of the board of directors during the last twelve months other than the action to approve the Purchase Agreement.

     12. The following table sets forth the compensation paid to Coventure's officers during fiscal 2005, 2004 and 2003. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                           SUMMARY COMPENSATION TABLE
                           --------------------------

                                                  ANNUAL
                                                COMPENSATION           LONG TERM COMPENSATION

                                                                       AWARDS                           PAYOUTS
                                                                                                                       ALL
NAME AND PRINCIPAL       YEAR     SALARY     BONUS       OTHER       RESTRICTED         SECURITIES                    OTHER
  POSITION                                               ANNUAL        STOCK            UNDERLYING        LTIP        COMPEN-
                                   ($)        ($)     COMPENSATION     AWARD(S)        OPTIONS/SARS     PAYOUTS      SATION ($)
                                                          ($)           ($)                (#)            ($)
------------------------------------------------------------------------------------------------------------------------------
John Hromyk, President,  2005      Nil        Nil      $ 4,535          Nil                Nil            Nil           Nil
Chief Financial Officer, 2004      Nil        Nil      $27,821          Nil                Nil            Nil           Nil
Secretary and Director   2003      Nil        Nil      $ 2,205          Nil                Nil            Nil          $712

     Our President (Chief Executive Officer), Chief Financial Officer, Secretary and director John Hromyk is not paid a monthly salary but is compensated for management fees as cash flow permits.

OPTION GRANTS IN LAST FISCAL YEAR

     Coventure does not have an option plan and we did not grant any options to purchase our common stock during the year ended July 31, 2005.

LONG TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

     Coventure does not have any long term incentive plans.

BENEFIT PLANS

     Coventure does not have a long-term incentive plan nor do we have a defined benefit, pension plan, profit sharing or other retirement plan.

INDEMNIFICATION

     Pursuant to the Articles of Incorporation and Bylaws of the corporation, Coventure may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in Coventure's best interest. In certain cases, Coventure may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Coventure must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

     Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, Coventure is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, Coventure International Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

     DATED: December 7, 2005

                                          COVENTURE INTERNATIONAL INC.

                                          By:     /s/ MINQING LU
                                                  --------------
                                                  Minqing Lu,
                                                  Chief Executive Officer












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